

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2017

Stephen T. Isaacs
Chief Executive Officer
Aduro Biotech, Inc.
740 Heinz Avenue
Berkeley, CA 94710

   Re: Aduro Biotech, Inc.
     Registration Statement on Form S-3
     Filed August 2, 2017
     File No. 333-219640

Dear Mr. Isaacs:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc: Michael E. Tenta, Esq.